FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on February 27, 2007 reporting results for the Fourth Quarter and Fiscal Year 2006

"The Company hereby incorporates this Form 6-K into the Company's
Registration Statement on Form F-1, filed on October 20, 2005, Registration
No. 333-129145."

EXHIBIT 1

Euroseas Ltd. Reports Results for the Fourth Quarter and Fiscal Year 2006

Maroussi, Athens, Greece – February 27, 2007 – Euroseas Ltd. (NASDAQ: ESEA, formerly OTCBB: EUSEF.OB), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced its results today for the Fourth Quarter and for the Fiscal Year periods ended December 31, 2006.

Fourth Quarter 2006 Results:

For the fourth quarter 2006, the Company reported total net revenues of $11.9 million and net income of $4.7 million. Adjusted EBITDA for the fourth quarter 2006 was $8.1 million. Please see below for Adjusted EBITDA reconciliation to net income. In the fourth quarter 2005, net revenues were $9.9 million, net income was $4.7 million and Adjusted EBITDA was $6.3 million.

Earnings per share, basic and diluted, for the fourth quarter of 2006 were $0.38, calculated on 12,620,148 weighted average number of shares outstanding during this quarter, compared to earnings per share of $0.39 for the fourth quarter of 2005 calculated on 12,260,387 weighted average number of shares outstanding during that quarter.  The share count reflects the 1-for-3 reverse stock split of the Company’s common stock effected on October 6, 2006.

Full Year 2006 Results:

For the Full Year of 2006, the Company reported total net revenues of $40.3 million and net income of $20.1 million. Adjusted EBITDA for the period was $29.5 million. Please see below for Adjusted EBITDA reconciliation to net income. In the full year of 2005, net revenues were $42.1 million, net income was $25.2 million and EBITDA was $30.4 million.

Earnings per share for the Full Year of 2006, basic and diluted, were $1.60, calculated on 12,535,365 weighted average number of shares outstanding during the year, compared to earnings per share of $2.34 in  2005 calculated on 10,739,476 weighted average number of shares outstanding during 2005. The share count reflects the 1-for-3 reverse stock split of the Company’s common stock effected on October 6, 2006.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During 2006 and in January 2007, we completed our objectives of becoming a public company, increasing our capitalization and growing our Company with accretive acquisitions in the dry cargo seaborne transportation segments in which we operate. Following our private placement in August 2005 and up to the end of 2006, we purchased 4 vessels with an average age of 15 years for a total of $82.5 million and at the same time we sold our 3 oldest vessels (2 in 2006 and one in early 2007) averaging 26 years realizing a gain of $4.4 in 2006 and an additional gain of $3.4 in 2007.  Despite the lower shipping markets for most of 2006 as compared to 2005, we provided our shareholders with consistent dividends while at the same time growing our Company and paying our debt.  Our successful follow-on offering, completed in January 2007, provided us with $43 million extra equity with which we will further grow our Company; our stock now trades on the NASDAQ Global Market.

Furthermore, the acquisition of M/V “Gregos” in February 2007 continues our investment and fleet expansion program. The addition of this vessel to our fleet helps us capitalize on the strength of the dry bulk markets. As of today, our two handysize drybulk carriers operate in the spot market and benefit from the high charter rates. On the basis of our current fleet, charter contracts and balance sheet, we look forward to continuing growing our fleet in 2007 and beyond. “

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the fourth quarter of 2006 represent our best quarter since the third quarter of 2005. The average vessel daily time charter equivalent rate of our fleet during the fourth quarter of 2006 was $15,774 versus $14,536 during the third quarter of 2006 and $14,996 during the fourth quarter of the 2005. For the full year 2006, our average daily time charter rate was $14,313 versus $17,485 in 2005.  Our average daily operating expense per vessel during 2006 (excluding General & Administration expenses) was $4,295 versus $4,061 during 2005. As a result, our dividend for the fourth quarter of 2006 was increased to $0.22 per share.

Looking into 2007, and, after the acquisition of M/V “Gregos”, about 67% of our total ship capacity days are fixed under period charters or are protected from market fluctuations earning approximately an average of $18,750 per day per vessel. Our contract coverage gives us a solid revenue base for 2007 and provides us with sufficient cash flow to continue paying out at least our minimum target quarterly dividend of $0.22 per share. ”

Fleet Developments:

On February 22, 2007, the company took delivery of M/V “Triada” (renamed M/V “Gregos”) a handysize drybulk carrier vessel of 38,434 dwt built in 1984. On the same day, the Company delivered to its buyers m/v “Ariel”, a drybulk carrier of 33,712 dwt built in 1977, the Company’s oldest vessel.

Euroseas has a fleet of 9 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 1 Handysize container ship, 2 Feeder containerships and a Handysize multipurpose dry cargo vessel. Euroseas’ 4 drybulk carrier vessels have a total cargo capacity of 212,186 deadweight tons (dwt), its 4 containerships have a cargo capacity of 6,035 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Quarterly Dividend Declaration:

On January 8, 2007, the Company declared its sixth consecutive dividend of $0.22 per common share payable on February 15, 2007 to all shareholders of record as of January 29, 2007.  This follows the Company’s dividend declarations of $0.21 per common share on November 9, 2006, of $0.18 per common share on August 7, 2006, of $0.18 per common share on May 9, 2006, of $0.18 per share on February 7, 2006 and of $0.21 per share on November 2, 2005. Since its private placement in August 2005, Euroseas has declared total dividends of $1.18 per share.

Fleet Profile:

The profile and deployment of Euroseas’ fleet as of February 27, 2007, is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
NIKOLAOS P.	Handysize	34,750		1984	Spot	$17,000
GREGOS (ex-TRIADA)	Handysize	38,434		1984	Spot	$18,880
Total Dry Bulk Vessels	4	212,186

Multipurpose Dry Cargo Vessels
Tasman Trader	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,950 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
YM QINGDAO I	Feeder	18,253	1,169	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	4	89,696	6,035
Fleet Grand Total	9	324,450	6,985

Euroseas employs its vessels in the spot and time charter market and through pool arrangements. Presently, one of our panamax bulkers, the M/V “Aristides NP”, our four containerships and our multipurpose vessel are employed under time charters.. Two of our bulkers are under spot charters while our panamax vessel, M/V “Irini”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in three “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately).

As of today, about 67% of our capacity days in 2007 and 38% of our 2008 days are fixed under time charter contracts or protected from market fluctuations.

Summary Fleet Data:

	3 Months ended December 31, 2005	3 Months ended December 31, 2006	Full Year ended December 31, 2005	Full Year ended December 31, 2006
FLEET DATA
Number of vessels	7.4	8.5	7.1	8.1
Calendar days	680	783	2,591	2,942
Available days	660	783	2,546	2,895
Voyage days	660	780	2,508	2,864
Utilization Rate	100.0%	99.6%	98.5%	98.9%

AVERAGE DAILY RESULTS (usd/day)
Average TCE rate	14,996	15,774	17,485	14,313
Running Cost	3,364	3,536	3,323	3,524
Management Fee	708	796	738	770
G&A Expenses	426	407	162	366
Total Operating Expenses	4,498	4,739	4,223	4,660

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Wednesday, February 28, 2007, at 10:00 a.m. EST, Euroseas’ management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 (0)1452 560 304 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until March 7, 2007 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the fourth Quarter 2006 Results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Condensed Consolidated Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31	Three Months Ended December 31	Full Year Ended December 31	Full Year Ended December 31
	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	10,431,896	12,441,416	44,523,401	42,143,361
Commissions	(540,449)	(549,129)	(2,388,349)	(1,829,534)
Net revenues	9,891,447	11,892,287	42,135,052	40,313,827

Operating expenses
Voyage expenses	534,327	140,355	670,551	1,154,738
Vessel operating expenses	2,287,602	2,768,869	8,610,279	10,368,817
Management fees	481,392	623,447	1,911,856	2,266,589
General & Administrative Expenses	289,891	318,603	420,755	1,076,884
Amortization and depreciation	1,401,904	2,303,081	4,208,252	7,292,838
Total operating expenses	4,995,116	6,154,355	15,821,693	22,159,866

Gain from vessel sale	0	0	0	4,445,856
Operating income	4,896,331	5,737,932	26,313,359	22,599,817
Other income/(expenses)
Interest and finance cost	(386,609)	(1,139,908)	(1,495,871)	(3,398,858)
Trading derivative gain	0	0	(100,029)	0
Foreign exchange (loss)/gain	(1)	(534)	538	(1,598)
Interest income	211,757	149,495	460,457	870,046
Other expenses, net	(174,853)	(990,947)	(1,134,905)	(2,530,410)
Net income for the period	4,721,478	4,746,985	25,178,454	20,069,407
Earings per share – basic and diluted	0.39	0.38	2.34	1.60
Weighted average number of shares outstanding during period – basic and diluted	12,260,387	12,620,148	10,739,476	12,535,365

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and gains (or losses) from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the accounting principles generally accepted in the United States of America, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

(unaudited)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2006	Full Year Ended December 31, 2005	Full Year Ended December 31, 2006

Net income	4,721,478	4,746,985	25,178,454	20,069,407
Interest and finance costs, net (incl. Interest Income)	174,852	990,413	1,035,414	2,528,812
Depreciation and amortization	1,401,904	2,303,081	4,208,252	7,292,838
Amortization of Fair value of the above market time charter acquired	-	380,003	-	380,003
Amortization of Fair value of the below market time charter acquired	-	(361,566)	-	(731,372)
Adjusted EBITDA	6,298,234	8,058,916	30,422,120	29,539,688

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker (ESEA); until January 29, 2007 it traded under the ticker symbol (OTCBB: EUSEF.OB), and, until October 5, 2006 it traded under the ticker symbol (OTCBB: ESEAF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 9 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 1 Handysize container ship, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,186 dwt, its 4 container ships have a cargo capacity of 6,035 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk carriers, container ships and multipurpose vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  February 27 2007

    By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

 President